

August 29, 2013

Via E-mail

Mark E. Yale
Executive Vice President, Chief Financial Officer and Treasurer
Glimcher Realty Trust
180 East Broad Street
Columbus, Ohio 43215

> **Re: Glimcher Realty Trust**
> **Form 10-K**
> **Filed February 22, 2013**
> **File No. 001-12482**

Dear Mr. Yale:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief